TRANS HEX GROUP LIMITED
REG NO. 1963/007579/06

405 VOORTREKKER ROAD PO BOX 723 PAROW 7499 CAPE TOWN REPUBLIC OF SOUTH AFRICA
TEL: +27 21 937 2000 [redacted]7 2100 www.transhex.co.za E-MAIL: info@transhex.co.za

TRANS HEX

02015040

SUPPL

FEB 12 8:54

GJZ/mb/ADR
2001-12-03

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA

EXEMPTION NO 82-4011

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copies of the following documents :

1. Form 29 (Contents of Register of Directors, Auditors and Officers) that was mailed to the Registrar of Companies on 10 September 2001. The JSE Securities Exchange South Africa as well as the Bank of New York also received copies thereof. On page 4 of Form CM 29 it is specified that Mr C Gardner has been appointed as director on 1 September 2001 and Mr P D Danchin has resigned as director on 29 September 2001.

2. CM 29 (Contents of Register of Directors, Auditors and Officers) that was mailed to the Registrar of Companies on 27 November 2001. The JSE Securities Exchange South Africa as well as the Bank of New York also received copies hereof. On page 4 of Form CM 29 it is specified that Mrs M S Loubser has been appointed as director on 23 November 2001.

3. Interim Financial Results for the six months ended 30 September 2001.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 9391105 should you have any queries regarding the above.

Yours faithfully

G J ZACHARIAS
COMPANY SECRETARY

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dlw 2/12

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1
COMPANIES REGISTRATION OFFICI
Department Of Commerc
Zanza building Proes Street 116 Pretoria 000
P.O.Box 429 Pretoria 000
Telegraphic Address 'Maatcon

Registrasie No. van Maatskapp
Registration No. of Compan

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

EXEMPTION NO 82-4011

Opgawe van besonderhede soos op / Return of Particulars as at 24 September 2001

Verklaring / Statement

Ek, ____________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ing[illegible] artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, GEORGE JOHN ZACHARIAS
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed G. Zacharias
Datum
Date 10 SEPTEMBER 2001

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WILLCOX
2. Volle voorname/Full forenames	MARK JOHN
[illegible]rige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 7 0 0 1 1 0 8 5 0 2 2 0 8 6
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	15 May 2000 Director
6. Woonadres/Residential address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7. Besigheidadres/Business address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8. Posadres/Postal address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

Registrasie No. van maatskappy

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3309225073008
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5303055755089
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 1829 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MERCIER
2.:	YANNIC PIERRE JEAN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 330717
5.: (a)	26 April 2000
(b)	Director
6.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
7.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
8.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
9.:	SWISS (9662761)
10.:	RETIRED
11.:	No
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3805095118013
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4810315040087
5.: (a)	29 February 2000
(b)	Director
6.:	2 WHITE WATERS BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5311215091006
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HERTZOG	1.:	BÜHRMANN
2.:	EDWIN DE LA HARPE	2.:	WILHELM EMIL
3.:		3.:	
4.:	Jaar/Year Maand/Month Dag/Day 4 9 0 8 2 0 5 0 6 0 0 0 7	4.:	Jaar/Year Maand/Month Dag/Day 5 5 0 4 2 4 5 1 3 1 0 0 4
5.: (a)	1 June 1990	5.: (a)	4 February 1994
(b)	Director	(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600	6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600	7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599	8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African	9.:	South African
10.:	BUSINESSMAN	10.:	GROUP INVESTMENT MANAGER
11.:	Yes	11.:	Yes
12.:	No Change	12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / *Return of particulars of company's register of directors, auditors and officers*

CM 29

Gedateer
Dated________

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

LIST OF DIRECTORS CONTINUED.......

1.:	GARDNER
2.:	CALVYN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 2 | 0 | 8 | 1 | 9 | 5 | 0 | 3 | 7 | 0 | 8 | 3
5.: (a)	1 September 2001
5.: (b)	Director
6.:	405 VOORTREKKER ROAD PAROW 7500
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	New Appointment - 1 September 2001

1.:	DANCHIN
2.:	PETER DAVID
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 6 | 0 | 3 | 0 | 9 | 5 | 0 | 6 | 8 | 0 | 8 | 3
5.: (a)	7 June 1993
5.: (b)	Director
6.:	7 TULLYALLEN ROAD RONDEBOSCH 7700
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	MANAGING DIRECTOR: OPERATIONS
11.:	Yes
12.:	Resigned - 29 September 2001

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

Registration No. of company: 1963/007579/06

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In . .d-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.: No change	13.: No change

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(
COMPANIES REGISTRATION OFFIC
Department Of Commerc
Zanza building Proes Street 116 Pretoria 00C
P.O.Box 429 Pretoria 00C
Telegraphic Address 'Maatcor

Registrasie No. van Maatskapp
Registration No. of Compar

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

EXEMPTION NO 82-4011

Opgawe van besonderhede soos op /
Return of Particulars as at ....

Verklaring / Statement

Ek, GEORGE JOHN ZACHARIAS
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ______________________
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed G. Zacharias
Datum
Date 26 NOVEMBER 2001

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	GARDNER
2. Volle voorname/Full forenames	CALVYN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 6 | 2 | 0 | 8 | 1 | 9 | 5 | 0 | 3 | 7 | 0 | 8 | 3
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	1 September 2001 Director
6. Woonadres/Residential address	405 VOORTREKKER ROAD PAROW 7500
7. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
8. Posadres/Postal address	P O BOX 723 PAROW 7499
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	CHIEF EXECUTIVE OFFICER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

Registrasie No. van maatskapp

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	WILLCOX
2.:	MARK JOHN
3.:	
4.: Jaar Maand Dag / Year Month Day	7 0 0 1 1 0 8 5 0 2 2 0 8 6
5.: (a)	15 May 2000
(b)	Director
6.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.: Jaar Maand Dag / Year Month Day	3 3 0 9 2 2 5 0 7 3 0 0 8
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.: Jaar Maand Dag / Year Month Day	5 3 0 3 0 5 5 7 5 5 0 8 9
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MERCIER
2.:	YANNIC PIERRE JEAN
3.:	
4.: Jaar Maand Dag / Year Month Day	3 3 0 7 1 7
5.: (a)	26 April 2000
(b)	Director
6.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
7.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
8.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
9.:	SWISS (9662761)
10.:	RETIRED
11.:	No
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.: Jaar Maand Dag / Year Month Day	3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.: Jaar Maand Dag / Year Month Day	4 8 1 0 3 1 5 0 4 0 0 8 7
5.: (a)	29 February 2000
(b)	Director
6.:	2 WHITE WATERS BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	No Change

Registrasie No. van maatskapp
Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HOOGENHOUT	HERTZOG
2.:	DANIEL MARAIS	EDWIN DE LA HARPE
3.:		
4.:	Jaar/Year Maand/Month Dag/Day: 5 3 1 1 1 2 1 5 0 9 1 0 0 6	Jaar/Year Maand/Month Dag/Day: 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	2 June 1988	1 June 1990
(b)	Director	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 723 PAROW 7499	P O BOX 456 STELLENBOSCH 7599
9.:	South African	South African
10.:	BUSINESSMAN	BUSINESSMAN
11.:	Yes	Yes
12.:	No Change	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated__________

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

1.:	BüHRMANN
2.:	WILHELM EMIL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 5 0 4 2 4 5 1 3 1 0 0 4
5.: (a)	4 February 1994
5.: (b)	Director
6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	GROUP INVESTMENT MANAGER
11.:	Yes
12.:	No Change

1.:	LOUBSER
2.:	MAGDALENA SUSANNA
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 9 1 2 1 9 0 0 1 6 0 8 0
5.: (a)	23 November 2001
5.: (b)	Director
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	New Appointment - 23 November 2001

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

Registration No. of company: 1963/007579/06

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED | **PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS**

1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 8 0 4 2 3 5 8 1 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.: No change	13.: No change


THG
TRANS HEX
INTERIM REPORT



INTERIM REPORT *for the six mont*

EXEMPTION NO 82-4844

ABRIDGED CONSOLIDATED **INCOME STATEMENT**

Year Ended 31/03/01 Audited R'000		% Change	*Six months ended* 30/09/01 Unaudited R'000	30/09/00 Unaudited R'000
506 041	Sales revenue		233 913	262 076
303 233	Cost of sales		164 133	165 375
44 889	Depreciation of mining assets		33 606	25 102
14 300	Royalties : Namaqualand Diamond Fund Trust		7 109	7 661
244 044	Other costs		123 418	132 612
202 808	Mining income		69 780	96 701
834	Net financial income (Note 1)		(3 505)	3 377
(37 944)	Exploration costs		(27 074)	(15 713)
(3 579)	Research and development		(2 071)	-
875	Exceptional items		-	1 239
162 994	Net income before taxation		37 130	85 604
39 687	Taxation		1 440	20 061
123 307	Net income after taxation		35 690	65 543
4 458	Outside shareholders' interest		3 090	1 787
6	Equity account adjustment		3	3
127 771	Attributable income	(42,4)	38 783	67 333
	Earnings per share (cents)			
155,5	- Basic	(42,8)	46,9	82,0
151,7	- Diluted	(44,3)	45,2	81,1
154,1	- Headline	(41,6)	46,9	80,3
42,0	Dividend per share (cents)	10,7	15,5	14,0
82 534	Total number of shares in issue ('000)		83 411	82 122
82 150	Weighted average issued shares ('000)		82 783	82 122

ABRIDGED CONSOLIDATED **BALANCE SHEET**

Year Ended 31/03/01 Audited R'000		30/09/01 Unaudited R'000	30/09/00 Unaudited R'000
	Assets		
676 446	Fixed assets	772 630	508 924
36 983	Investments and loans (Note 2)	37 176	36 683
117 938	Current assets	150 390	162 455
-	Cash resources	-	75 823
72 013	Inventory	107 871	47 354
45 925	Other	42 519	39 278
831 367		960 196	708 062
	Equity and Liabilities		
581 848	Total shareholders' interest	605 165	516 653
-	Outside shareholders' interest	-	408
140 361	Deferred liabilities	137 761	117 253
109 158	Current liabilities	217 270	73 748
42 754	Short-term borrowing	178 365	-
66 404	Other	38 905	73 748
831 367		960 196	708 062
705	Net asset value per share (cents)	726	629

FINANCIAL **SUMMARY**

The first six months of the financial year have been characterised by delays in the achievement of full capacity at the Baken Central Plant and by a slowdown in the global demand for rough diamonds.

On average, market prices were 15% lower for the period. Diamonds were therefore retained in the inventory which contributed to a reduction in carats sold and resulted in a 28% reduction in mining income. Had the increase in inventory been sold at prevailing prices mining income would have been maintained.

The retained inventory, coupled with higher exploration costs and higher financing costs, impacted negatively on profits and headline earnings per share.

Encouraging signs were the 7% drop in production cost per carat and continued good prices for selected individual stones. The latter confirms the Company's status as a niche producer of high quality diamonds.

Furthermore, we are pleased to report that the Baken Central Plant is now operating at design capacity and predicted cost savings in the order of 38% have been achieved. Production from all projects for the second half is on target.

The increase in short-term borrowing is due to an increase in bank facilities for capital expenditure in respect of marine and land operations.

OPERATIONS

Technical difficulties at the new Baken Central Plant severely impacted on availability resulting in lower than budgeted production levels. Only low-grade material was processed through this plant during the six months to minimise the losses from poor recoveries whilst the plant problems were resolved, which impacted on the production mix. These issues have now been rectified.

Key production features for the period included:

- Production increased by 58% to 94 712 carats
- Unit production costs at the Baken Central Plant reduced by 38% once the plant achieved full capacity
- Middle-Orange production increased by 34%

Under new management major cost cutting exercises have been implemented at all projects. Marginal operations have been mothballed and capital expenditure has been carefully analysed and prioritised.

EXPLORATION

As a result of the external environment, the decision taken last year to fast track exploration on a wide front has been reviewed. The exploration programme has been prioritised and Bloeddrif, Reads Drift and Niewejaarskraal are being fast tracked. Although the substantial earnings contribution previously achieved from one exceptionally high



Marine operations are set to make a meaningful contribution to Trans Hex's production during the current year. The deployment of the mv Namakwa, the first of two vessels in the joint venture with Diamond Fields International, has proceeded on schedule.

grade exploration trench at Bloeddrif was not repeated, the Bloeddrif prospect remains very positive with an improvement to 1.1 million cubic metres of proved and probable reserves (at an average grade of 2.5 carats /100m^3) as well as 3.3 million cubic metres of inferred resources.

MARINE

The acquisition of the mv *Ivan Prinsep* enabled the joint venture with Diamond Fields International to commence five months earlier than anticipated. More than 10 600 carats were recovered with a mixed programme of trenching and block mining during this start-up phase of the joint venture. The mining vessel the mv *Namakwa* was converted on time within budget. This vessel has been deployed in the joint venture which has released the mv *Ivan Prinsep* for work on Trans Hex's own concessions.

DIAMOND MARKET

The economic slowdown particularly in the United States resulted in a difficult trading period with a general easing in demand for rough production and a reduction in rough diamond prices. Our regular South African tender sales have reflected this with price decreases comparable to those reported elsewhere in the market. However, throughout the current downturn, we have maintained our status as a producer of high quality rough diamonds which we believe leaves us well placed when demand revives.

As a measure of the high value niche that Trans Hex continues to occupy in the rough diamond market, we are pleased to report that, in spite of soft demand, individual stones have achieved superior prices during the period. An 11.56 carat vivid yellow stone from our Brakfontein operation and a 2.03 carat pink stone from Bloeddrif achieved per carat prices of US$24 600 and US$21 565 respectively while a 5.38 carat vivid yellow stone from Baken achieved a price of US$10 734 per carat.

LABOUR RELATIONS

The switch to a three shift eight hour system has been implemented smoothly at our main production centres. The relationship between management and organised labour is on a sound footing and several initiatives to further improve operational efficiencies are under discussion.

MVELAPHANDA GROUP (MVELA)

At a general meeting of shareholders held on 13 November 2001 authority was granted for the creation and issue of 16 million unsecured 13.5% participating compulsorily convertible debentures to Mvela. The R152 million received from Mvela will be used to offset recent land and marine capital expansions. In an unrelated transaction, Mvela was granted an option by


Bernard van Rooyen
Chairman
Tokyo Sexwale
Deputy Chairman
Calvyn Gardner
CEO

Approval by shareholders to issue 16 million debentures to Mvela is arguably one of the most significant developments in the Company's history. Mvela brings with it an inclusive empowerment pedigree, proven deal-making abilities and a desire to see Trans Hex grow as a world-class producer of high quality diamonds.



NOTES (continued)

Year Ended 31/03/01 Audited R'000			Six months ended 30/09/01 Unaudited R'000	30/09/00 Unaudited R'000
208 830	**3. Capital commitments** (including amounts authorized, but not yet contracted) These commitments will be funded out of own resources or borrowed funds		53 248	77 980
	4. Segment information			
448 250	Revenue	– Land	210 598	230 414
57 791		– Marine	23 315	31 662
196 915	Mining income	– Land	71 850	91 584
5 893		– Marine	(2 070)	5 117
	5. Related Party Transaction			
1 335	Management fee paid to Remgro Finance and Services Ltd (a fellow subsidiary of the Company's major shareholder)		668	668

6. The accounting policies are consistent with the annual report in accordance with IAS and GAAP. Income does not accrue evenly throughout the year and the income for the six months, therefore, does not necessarily represent half of a full financial year's income.



ended 30 September 2001

ABRIDGED CONSOLIDATED **STATEMENT OF CHANGES IN EQUITY**

Year Ended 31/03/01 Audited R'000		Six months ended 30/09/01 Unaudited R'000	Six months ended 30/09/00 Unaudited R'000
456 255	Balance at 1 April	581 848	456 255
127 771	Net profit attributable to ordinary shareholders	38 783	67 333
(11 497)	Dividends paid and provided	(23 110)	(11 497)
6 463	Translation differences on foreign subsidiaries	2 735	4 562
2 856	Issue of share capital	4 909	-
581 848	Balance at end of period	605 165	516 653

ABRIDGED CONSOLIDATED **CASH FLOW STATEMENT**

Year Ended 31/03/01		30/09/01	30/09/00
218 089	Cash available from operating activities	72 778	116 209
(41 985)	Movements in working capital	(56 102)	(12 675)
(3 161)	Taxation paid	(4 531)	(1 844)
(25 017)	Dividend paid	(23 110)	(13 520)
147 926	**Cash retained from operating activities**	(10 965)	88 170
(293 967)	Cash employed	(124 646)	(113 734)
(6 019)	Fixed assets - Replacement	(16 064)	(3 300)
(290 781)	- Additional	(113 298)	(110 434)
2 833	Investments, loans and issue of capital	4 716	-
1 900	Net cash flow on acquisition of subsidiaries	-	-
(144 141)	**Net cash flow for the period**	(135 611)	(25 564)

NOTES

1. Net financial income

Net financial income consists mainly of the following principal categories :

Year Ended 31/03/01		30/09/01	30/09/00
4 548	Interest received	1 085	3 004
(2 977)	Interest paid	(4 262)	(339)
(2 977)	Total interest paid	(9 491)	(339)
-	Less capitalised	(5 229)	-
1 457	Net foreign exchange gain	154	1 259
(2 194)	Rehabilitation provision – unwinding of discount	(482)	(547)
834		(3 505)	3 377

2. Investments and loans

Year Ended 31/03/01		30/09/01	30/09/00
	Listed investments at cost		
29 209	Shares	29 234	29 005
15 527	Market value	14 736	20 338
	Unlisted investments and loans at carrying value		
168	Associated Company	170	165
6 943	Trans Hex Rehabilitation Trust Fund	7 275	6 176
663	Loan to Trans Hex Group Trust to finance the share purchase scheme	497	1 337
7 774		7 942	7 678
7 774	Directors' valuation	7 942	7 678

Remgro to acquire a further 5 million Trans Hex shares. The conversion of the debentures and the exercise of the Remgro option will result in Mvela controlling approximately 24,5% of Trans Hex. This meets the empowerment principles of the Minerals and Petroleum Resources Development Bill and is already an enabling factor for Trans Hex in securing new prospecting rights and projects.

TRANS HEX INTERNATIONAL (THI)

In line with the new management's strict cost cutting regime and following the unfavourable results at THI's Barra Grande project in Brazil as well as the re-prioritisation of all exploration projects within the group, Trans Hex notified THI that all future funding for THI and its exploration properties has been suspended.

PROSPECTS

With the fortunes of our industry closely tied to the strength of the US economy, we anticipate difficult trading conditions into 2002. Measures to cut costs have been implemented in all areas. Marginal operations have been temporarily closed and all procedures are being reviewed to ensure maximum efficiencies. This process will continue and intensify.



In the face of the slowdown experienced in the world's largest diamond jewellery market – the United States – Trans Hex has managed to achieve prices for individual stones that are close to all-time highs. The 11.56 carat vivid yellow at a price of US$24 600 per carat was only slightly off the record established in 1996 by Baken with a 24.04 carat light pink. These results reinforce Trans Hex's niche position as a producer of spectacular diamonds.

The Minerals and Petroleum Resources Development Bill and the proposed Precious Minerals Bill are being closely monitored. The indications are that the ruling marketing arrangement will continue.

It is anticipated that the current lower prices will continue into 2002. Provided the market can absorb our full production potential, headline earnings per share for the full year will be lower than the high of the previous year. The percentage reduction in headline earnings should however be substantially less than at the interim stage due to a combination of the cost-cutting measures which have been implemented and the fact that the Baken Central Plant is now fully operational.

The initial production problems experienced at the Baken Central Plant have now been rectified and production for the full year will be on target. Our declared total production goal of 211 400 carats remains intact.

SHAREHOLDERS DIARY

ODD LOT OFFER

The odd lot offer to shareholders holding less than 100 shares which was initially scheduled to take place at the end of 2001 has been postponed pending the finalisation of the Mvela transaction.

It is anticipated the odd lot offer will now take place at the beginning of 2002 and further information will be sent to shareholders in due course.



The move to a three-shift system, a critical review of operational expenses combined with the efficiencies obtained from the new plant at Baken has seen the cost of production drop significantly by 7% per carat. Market forces and not production restrictions will govern total diamond output this year.

STRATE

Trans Hex commenced trading within the STRATE (Share Transaction Totally Electronic) environment during October 2001. Shareholders who have not as yet converted their shares into electronic form are urged to submit their share certificates to their appointed custodian bank or qualifying stockbroker (Central Securities Depository Participant or CSDP) as soon as possible. Further information in this regard can be accessed from Trans Hex's website www.transhex.co.za under Shareholder Information, via the Company Secretary on georgez@transhex.co.za or through any stockbroker.

DIVIDEND DECLARATION

The directors of Trans Hex have resolved to declare dividend number 42 of 15.5 cents per share for the interim period ended 30 September 2001.

Last date to trade (cum dividend)	Thursday, 27 December 2001
Last date to register transfers of certificated securities (cum dividend)	Thursday, 27 December 2001
First date of trading (ex dividend)	Friday, 28 December 2001
Record date	Friday, 4 January 2002
Payment date	Monday, 7 January 2002

On the payment date, where so mandated, dividends due to holders of certificated securities will either be transferred electronically to such shareholders' bank accounts or, alternatively, cheques will be posted to their registered addresses.

Shareholders may not dematerialise or rematerialise their holdings of Trans Hex shares between Wednesday 19 December 2001 and Friday 4 January 2002, both days inclusive.

By order of the board

Bernard van Rooyen
Chairman

Calvyn Gardner
Chief Executive Officer

Parow
23 November 2001

REGISTERED OFFICE
405 Voortrekker Road
Parow 7500
PO Box 723, Parow 7499
South Africa

TRANSFER SECRETARIES

South Africa:
Computershare Services Ltd
41 Fox Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107

Namibia:
Transfer Secretaries (Pty)Ltd
P.O. Box 2401
Windhoek

TRANS HEX

Reg. No.: 1963/007579/06
JSE code: TSX Namibian code: NSX ISIN code: ZAE 0000 18552

Directors: B.R. van Rooyen (Chairman), T.M.G Sexwale (Deputy Chairman), C. Gardner (Chief Executive Officer), A.C. Louw (Executive Director: Marine Division), W.E Bührmann, E. de la H. Hertzog, D.M. Hoogenhout, A.R. Martin, Y.P.J. Mercier*, M.J. Wilcox, *France
G.J. Zacharias (Company Secretary)